WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Balance Sheet

December 31, 2019

(In thousands)

Assets

Cash and cash equivalents	$	76,377
Cash and cash equivalents – restricted		74,325
Investment securities		59,371
Receivables:		
Funds and separate accounts		10,507
Customers and other		56,050
Due from affiliates		13,527
Prepaid expenses and other current assets		15,581
Total current assets		305,738
Property and equipment, net		30,113
Deferred income taxes		10,727
Goodwill and identifiable intangible asset		8,242
Other non-current assets		28,726
Total assets	$	383,546

Liabilities and Stockholder's Equity

Accounts payable	$	15,405
Payable to investment companies for securities		36,883
Payable to third party brokers		4,993
Payable to customers		84,558
Accrued compensation		35,883
Due to affiliates		199
Other current liabilities		19,483
Income taxes payable to parent		1,237
Total current liabilities		198,641
Accrued pension and postretirement costs		2,033
Other non-current liabilities		15,654
Total liabilities		216,328
Stockholder's equity:		
Common stock, $1.00 par value: 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		179,951
Retained earnings		(13,618)
Accumulated other comprehensive loss		884
Total stockholder's equity		167,218
Total liabilities, redeemable noncontrolling interests and stockholder's equity	$	383,546

See accompanying notes to consolidated financial statements.